FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



03028551



SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH. D.C. 181
SECTION

Salomon Brothers Mortgage Securities VII, Inc.
Exact Name of Registrant as Specified in Charter

0000809877
Registrant CIK Number

Form 8-K, July 30, 2003, Series 2003-UP2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-83816
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 30, 2003

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.


David Reedy

By:____________________
Name:
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Preliminary Term Sheet *July 24, 2003*

Salomon Brothers Mortgage Securities VII, Inc.
Mortgage Loan Trust, Series 2003-UP2
$305,822,627(Approximate Total Offered Size)
Fixed Rate Alt-A Residential Mortgage Loans

Class	Principal Balance (1)	WAL (Yrs)(13)	Pymt Window (Mths)	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moody's
OFFERED CERTIFICATES						
Class A-1	$131,586,000	1.80	1 - 75	Variable(2)	Senior	AAA/Aaa
Class S-1	$131,586,000(7)(10)	1.80	1 - 75	Variable(3)	Senior	AAA/Aaa
Class IO-1	$146,754,370(7)(8)	1.96	1 - 75	Variable(4)	Senior	AAA/Aaa
Class PO-1	$8,564,365(12)	1.95	1 - 75	Principal Only	Senior	AAA/Aaa
Class A-2	$95,033,000	1.93	1 - 75	Variable(2)	Senior	AAA/Aaa
Class A-3	$9,117,000	0.30	1 - 7	Variable(2)	Senior	AAA/Aaa
Class A-4	$45,883,000	2.26	1 - 75	Variable(2)	Senior	AAA/Aaa
Class S-2	$150,033,000(7)(11)	1.93	1 – 75	Variable(3)	Senior	AAA/Aaa
Class IO-2	$162,783,127(7)(9)	2.11	1 – 75	Variable(5)	Senior	AAA/Aaa
Class PO-2	$5,424,762(12)	2.12	1 – 75	Principal Only	Senior	AAA/Aaa
Class B-1	$4,333,400	5.42	1 – 75	Fixed(6)	Subordinate	AA/Aa2
Class B-2	$3,404,800	5.42	1 – 75	Fixed(6)	Subordinate	A/A2
Class B-3	$2,476,200	5.42	1 – 75	Fixed(6)	Subordinate	BBB/Baa2
Class R	$100	-	-	-	Residual	AAA/Aaa
NON-OFFERED CERTIFICATES						
Class B-4	$1,083,300	5.42	1 - 75	Fixed	Subordinate	BB/Ba2
Class B-5	$773,700	5.42	1 - 75	Fixed	Subordinate	B/B2
Class B-6	$1,857,869	5.42	1 – 75	Fixed	Subordinate	NR/NR

(1) Certificate sizes are subject to change
(2) The Class A-1, Class A-2, Class A-3, and Class A-4 Certificates will bear interest at a fixed-rate equal to 4.00% until the Optional Terminal Termination Date. After the Optional Termination Date, the interest rate on the Class A-1, Class A-2, Class A-3, and Class A-4 Certificates will increase to 7.00%.
(3) The Class S-1 and Class S-2 Certificates will bear interest at a fixed-rate equal to 3.00% until the Optional Terminal Termination Date. After the Optional Termination Date, the interest rate on the Class S-1 and Class S-2 Certificates will decrease to 0.00%.
(4) The Class IO-1 Certificates will bear interest at a variable rate equal to the weighted average Stripped Rate of the Group I Mortgage Loans.
(5) The Class IO-2 Certificates will bear interest at a variable rate equal to the weighted average Stripped Rate of the Group II Mortgage Loans.
(6) The Class B-1, Class B-2, Class B-3 Certificates will bear interest at a fixed-rate equal to 7.00%.
(7) The Class IO-1, Class IO-2, Class S-1, and Class S-2 Certificates will not receive any distributions of principal, but will accrue interest on a notional amount.
(8) The Class IO-1 notional balance will equal the balance of the Group I Mortgage Loans.
(9) The Class IO-2 notional balance will equal the balance of the Group II Mortgage Loans.
(10) The Class S-1 notional balance will equal the balance of the Class A-1 Certificates.
(11) The Class S-2 notional balance will equal the balance of the Class A-2, Class A-3, and Class A-4 Certificates.
(12) The Class PO-1 and Class PO-2 Certificates will not receive any distributions of interest.
(13) Assumes constant prepayment speed of 35% CPR to Call.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Citigroup Global Markets Inc.

Mortgage Finance

Joel Katz	212-723-6508
Matt Bollo	212-723-6375
Phil Seares	212-723-1145
Ian Wesson	212-723-6334

Mortgage Trading

Jim De Mare	212-723-6325
Steve Cozine	212-723-6325
Matt Cherwin	212-723-6325
Michael Leung	212-723-6325

Preliminary Summary of Terms

Depositor:	Salomon Brothers Mortgage Securities VII, Inc.
Servicer:	Union Planters Mortgage, Inc. ("Union Planters")
Lead Underwriter:	Citigroup Global Markets, Inc.
Trustee:	Wells Fargo Bank, N.A.
Rating Agencies:	Standard and Poor's Ratings Services and Moody's Investors Services
Custodian	Wells Fargo Bank, N.A.
Cut-off Date:	July 1, 2003
Pricing Date:	On or about July 28, 2003
Closing Date:	On or about July 30, 2003
Distribution Dates:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing on August 25, 2003.
Collateral:	The transaction will be collateralized by first-lien fixed-rate Alt-A mortgage loans secured by one-to-four family residential properties.
Certificates:	The "*Certificates*" will consist of the Class A-1, Class A-2, Class A-3, Class A-4, Class S-1, Class S-2, Class IO-1, Class IO-2, Class PO-1, Class PO-2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, and Class R Certificates.
Offered Certificates:	The "***Offered Certificates***" will consist of the Class A-1, Class A-2, Class A-3, Class A-4, Class S-1, Class S-2, Class IO-1, Class IO-2, Class PO-1, Class PO-2, Class B-1, Class B-2, Class B-3, and Class R Certificates.
Senior Certificates:	The "**Senior Certificates**" will consist of the Class A-1, Class A-2, Class A-3, Class A-4, Class S-1, Class S-2, Class IO-1, Class IO-2, Class PO-1, Class PO-2, and Class R Certificates.
Subordinate Certificates:	The "**Subordinate Certificates**" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, and Class B-6 Certificates.
Interest Only Certificates:	The "***Interest Only Certificates***" will consist of the Class IO-1, Class IO-2, Class S-1, and Class S-2 Certificates. The Interest Only Certificates will not be entitled to distributions of principal and will acrue interest based upon a notional amount.
Principal Only Certificates:	The "**Principal Only Certificates**" will consist of the Class PO-1 and Class PO-2 Certificates. The Principal Only Certificates will not be entitled to distributions of interest.
Registration:	The Certificates will be made available in book-entry form through DTC or upon request through Clearstream, Luxembourg and Euroclear.
ERISA Eligible:	The Offered Certificates are expected to be ERISA Eligible.
SMMEA Eligible:	The Senior Certificates and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Federal Tax Treatment:	It is anticipated that the Certificates will represent ownership of REMIC regular interests for tax purposes.

Preliminary Summary of Terms

Pricing Prepayment Speed: With respect to the mortgage loans 35% CPR

Delay Days: 24 days on the Offered Certificates

Day Count: 30/360 on the Offered Certificates

Accrued Interest: The amount paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (29 days).

Interest Accrual Period: The interest accrual period (the "Accrual Period") with respect to the Offered Certificates other than the Class PO-1 and Class PO-2 Certificates for any Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Expense Adjusted Net Mortgage Rate: The "**Expense Adjusted Net Mortgage Rate** " of each mortgage loan and for each group is equal to the weighted average of the loan rates of the Mortgage Loans in such group less the servicing fee rate.

Stripped Mortgage Rate: The Stripped Mortgage Rate on each mortgage loan is equal to the greater of (a) the Expense Adjusted Mortgage Rate minus 7.00% per annum and (b) 0% per annum.

Servicing Fee: The Servicing Fee on the mortgage loans is 25 bps.

Advances: The Servicer is required to make advances to cover delinquent payments of principal and interest through liquidation. Servicer advances are NOT a form of credit enhancement.

Compensating Interest: The Servicer is required to remit 30 days of interest on all loans paid in full or partial prepayments, to the extent of its servicing fee.

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, commencing July 1, 2003) and ending on the Determination Date of the calendar month in which such distribution date falls.

Clean-up Call: The terms of the transaction allow for retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to or less than 5% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-up Call Date***").

Credit Enhancement: Senior/subordinate, shifting interest structure. The following are the credit enhancement levels:

S&P	Moody's	Credit Enhancement
AAA	Aaa	4.50%
AA	Aa2	3.10%
A	A2	2.00%
BBB	Baa2	1.20%
BB	Ba2	0.85%
B	B2	0.60%

Subordination: Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially 4.50%).

Preliminary Summary of Terms

Shifting Interest:

Until the Distribution Date occurring in August 2008 the Subordinate Certificates will be locked out from receipt of prepayments on the mortgage loans. After such time, and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from each loan group. The prepayment percentages on the Subordinate Certificates, per loan group, are as follows:

August 2003 - July 2008	0% *pro rata* Share
August 2008 - July 2009	30% *pro rata* Share
August 2009 - July 2010	40% *pro rata* Share
August 2010 – July 2011	60% *pro rata* Share
August 2011 – July 2012	80% *pro rata* Share
August 2012 – and after	100% *pro rata* Share

Allocation of Realized Losses:

Any realized losses from a loan group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective principal balance has been reduced to zero; *second*, (i) the portion of any realized losses on the Group I Mortgage Loans represented by the Class PO-1 Certificates will be allocated to the Class PO-1 Certificates and the remaining portion of such losses will be allocated to the Class A-1 Certificates in reduction of their respective principal balances, and (ii) the portion of any realized losses on the Group II Mortgage Loans represented by the Class PO-2 Certificates will be allocated to the Class PO-2 Certificates and the remaining portion of such losses will be allocated to the Class A-2, Class A-3, and Class A-4 Certificates, pro-rata, in reduction of their respective principal balances.

Excess Losses on a Class IO Mortgage Loan will be allocated on any distribution date by allocating (i) the related Senior Percentage of the Excess Loss to the Class A-1 Certificates, if the Realized Loss is on a Group I Mortgage Loan and to the Class A-2, Class A-3, and Class A-4 Certificates, pro-rata, if the Realized Loss is on a Group II Mortgage Loan and (ii) the Group I Subordinate Percentage or the Group II Subordinate Percentage, as applicable, of the Excess Loss to the Subordinate Certificates. Excess Losses on a Class PO Mortgage Loan will be allocated to the related Class PO Certificates in an amount equal to the related Class PO Percentage of the Excess Losses and the remainder of the Excess Losses will be allocated by allocating (i) the related Senior Percentage of the Excess Loss to the Class A-1 Certificates, if the Realized Loss is on a Group I Mortgage Loan and to the Class A-2, Class A-3, and Class A-4 Certificates, pro-rata, if the Realized Loss is on a Group II Mortgage Loan, and (ii) the Group I Subordinate Percentage or the Group I Subordinate Percentage, as applicable, of the Excess Loss to the Subordinate Certificates.

Group I Senior Principal Distribution Amount:

With respect to any Distribution Date, the product of (i) the then applicable senior percentage and (ii) the principal received on the Group I Mortgage Loans not allocable to the Class PO-1 Certificates.

Group II Senior Principal Distribution Amount:

With respect to any Distribution Date, the product of (i) the then applicable senior percentage and (ii) the principal received on the Group II Mortgage Loans not allocable to the Class PO-2 Certificates.

Class A-1 Principal Distribution Amount:

With respect to any Distribution Date, the Group I Senior Principal Distribution Amount.

Class A-2 Principal Distribution Amount:

With respect to any Distribution Date, the product of (i) the Group II Senior Principal Distribution Amount and (ii) a fraction the numerator of which is the then outstanding Class A-2 balance and the denominator of which is the sum of (a) the then outstanding Class A-2 balance (b) the then outstanding Class A-3 balance, and (c) the then outstanding Class A-4 balance.

Preliminary Summary of Terms

Class A-4 Principal Distribution Amount: With respect to any Distribution Date, the lesser of (I) the Group II Senior Principal Distribution Amount remaining after distribution of the Class A-2 Principal Distribution Amount and (II) the greater of (a) $571,500, and (b) the product of (i) $12,800 and (ii) a fraction the numerator of which is the number of Distribution Dates that have occurred since the Closing Date and the denominator of which is 2.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) To the Senior Certificates, other than the Class PO-1 and Class PO-2 Certificates, generally from the related loan group, accrued and unpaid interest at the related Certificate Interest Rate.
2) (a) To the Class PO-1 Certificates, principal from the related loan group allocable to such class.
   (b) To the Class PO-2 Certificates, principal from the related loan group allocable to such class.
   (c) To the Class A-1 Certificates, the Class A-1 Principal Distribution Amount.*
   (d) To the Class A-2, Class A-3, and Class A-4 Certificates, the Group II Senior Principal Distribution Amount as follows:
      (i) To the Class A-2 Certificates, the Class A-2 Principal Distribution Amount to zero.*
      (ii) To the Class A-4 Certificates, the Class A-4 Principal Distribution Amount to zero.*
      (ii) To the Class A-3 Certificates to zero.*
      (iii) To the Class A-4 and Class A-2 Certificates sequentially to zero.*
3) Subordinate Certificates, accrued and unpaid interest at the respective Certificate Interest Rates and the respective shares of principal allocable to such Classes.

* Under certain loss scenarios (as described in the prospectus supplement) principal from one loan group may be used to pay the Offered Certificates related to another loan group.

Preliminary Summary of Terms

Statistical Information: The information set forth herein with respect to the Mortgage Loans is expected to be representative of the characteristics of the Mortgage Loans that will be included in the trust on the Closing Date. It is not expected that the initial principal balance of any class of Certificates (as shown on the first page) will increase or decrease by more than 5% by the Closing Date. As of the Cut-off Date, the transaction consisted of 2,974 mortgage loans with an aggregate principal balance of approximately $309,537,496 (the "Mortgage Loans").

Group I Mortgage Loans: The aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date was approximately $146,754,370, which consists of fixed-rate mortgage loans that have original terms to maturity of less than or equal to 180 months.

Group II Mortgage Loans: The aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date was approximately $162,783,127, which consists of fixed-rate mortgage loans that have original terms to maturity of less than or equal to 360 months and greater than 180 months.

Originator/Servicer Profile: Union Planters Corporation is a $34.1 billion, multi-state bank holding company. As of December 31, 2002, the Corporation was the largest bank holding company in Tennessee and was among the thirty largest bank holding companies in the United States. Union Planters ended 2002 with market capitalization of $5.6 billion with net year-end earnings of $529 million. The principal banking markets of the Corporation are in Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, and Texas.

Union Planters PMAC, Inc., a wholly owned subsidiary of Union Planters Bank, National Association, originates, processes, and services mortgage loans in the central and southeastern United States. As of June 30, 2001, PMAC serviced a $4.855 billion mortgage loan portfolio. Union Planters is an approved servicer by S&P.

In 2002, Union Planters originated $12 billion in mortgage loans throughout twenty states and was ranked 29th largest servicer in the United States by end of third quarter 2002. In addition to conventional, FHA, and VA mortgage loans, Union Planters PMAC offers borrowers, through its Union Planters Bank branch network, correspondent lenders, and mortgage brokers, a complete line of non-conforming, fixed-and adjustable-rate Easy-Express Mortgage loan products. Special features of Easy-Express programs include streamlined documentation, quick turnaround, reduced closing costs, and assumability. Union Planters PMAC, Inc. provides lending services in Alabama, Arkansas, Colorado, Florida, Georgia, Illinois, Indiana, Kentucky, Missouri, Mississippi, North Carolina, South Carolina, Tennessee, Texas, and Virginia.

Mortgage Loan Statistics of Total Pool

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of July 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	2,974	
Aggregate Current Principal Balance:	$309,537,496.45	
Current Principal Balance:	$104,081.20	$39,063.95- $1,507,449.53
Original Principal Balance:	$114,276.01	$40,000 - $1,650,000
Gross Coupon:	7.52%	4.63% - 13.50%
Remaining Term (months):	213	22 - 359
Seasoning (months):	23	1 - 239
Amortized LTV*:	68.52%	6.86% - 99.73%
Borrower FICO:	710	550 - 820
1st Lien:	100%	

* The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan.

Total Collateral

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
25,000.01 - 50,000.00	293	$13,669,751.00	4.02%
50,000.01 - 75,000.00	894	55,320,502.00	16.28
75,000.01 - 100,000.00	666	58,530,085.00	17.22
100,000.01 - 125,000.00	373	41,792,216.00	12.30
125,000.01 - 175,000.00	395	57,446,614.00	16.90
175,000.01 - 200,000.00	87	16,365,106.00	4.82
200,000.01 - 225,000.00	48	10,134,410.00	2.98
225,000.01 - 250,000.00	50	11,974,680.00	3.52
250,000.01 - 275,000.00	29	7,647,819.00	2.25
275,000.01 - 299,999.99	14	4,042,100.00	1.19
300,000.00 - 322,700.00	27	8,316,170.00	2.45
322,700.01 - 350,000.00	19	6,459,349.00	1.90
350,000.01 - 500,000.00	45	19,218,370.00	5.65
500,000.01 -1,000,000.00	26	18,522,186.00	5.45
>1,000,000.00	8	10,417,500.00	3.07
Total:	2,974	$339,856,858.00	100.00%

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	575	$25,797,015.48	8.33%
50,000.01 - 75,000.00	824	50,191,372.05	16.21
75,000.01 - 100,000.00	619	53,468,355.73	17.27
100,000.01 - 125,000.00	326	36,352,395.67	11.74
125,000.01 - 175,000.00	331	47,704,591.10	15.41
175,000.01 - 200,000.00	59	11,047,662.52	3.57
200,000.01 - 225,000.00	50	10,546,995.85	3.41
225,000.01 - 250,000.00	40	9,470,766.10	3.06
250,000.01 - 275,000.00	29	7,637,027.79	2.47
275,000.01 - 299,999.99	26	7,514,058.77	2.43
300,000.00 - 322,700.00	14	4,364,261.00	1.41
322,700.01 - 350,000.00	14	4,736,804.23	1.53
350,000.01 - 500,000.00	36	15,437,962.68	4.99
500,000.01 -1,000,000.00	24	16,803,937.99	5.43
>1,000,000.00	7	8,464,289.49	2.73
Total:	2,974	$309,537,496.45	100.00%

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.500 - 4.999	5	$1,935,747.24	0.63%
5.000 - 5.499	39	6,893,221.71	2.23
5.500 - 5.999	102	21,904,953.15	7.08
6.000 - 6.499	137	21,307,466.30	6.88
6.500 - 6.999	308	35,400,462.42	11.44
7.000 - 7.499	423	43,694,399.44	14.12
7.500 - 7.999	640	61,470,014.98	19.86
8.000 - 8.499	645	59,948,919.50	19.37
8.500 - 8.999	410	36,475,357.52	11.78
9.000 - 9.499	157	12,341,759.42	3.99
9.500 - 9.999	52	3,912,079.33	1.26
10.000 - 10.499	32	2,440,740.51	0.79
10.500 - 10.999	8	666,653.90	0.22
11.000 - 11.499	8	628,411.23	0.20
11.500 - 11.999	5	357,147.80	0.12
12.000 - 12.499	1	52,410.11	0.02
12.500 - 12.999	1	62,550.22	0.02
13.500 - 13.999	1	45,201.67	0.01
Total:	2,974	$309,537,496.45	100.00%

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 060	82	$6,891,883.27	2.23%
061 – 120	481	36,626,654.22	11.83
121 - 180	1,227	111,953,773.09	36.17
181 - 240	468	51,332,383.58	16.58
241 - 300	373	50,752,224.22	16.40
301 - 360	343	51,980,578.07	16.79
Total:	2,974	$309,537,496.45	100.00%

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	436	$62,101,284.81	20.06%
007 - 012	578	64,927,052.11	20.98
013 - 018	527	55,962,113.36	18.08
019 - 024	291	26,879,333.39	8.68
025 - 030	216	21,024,106.77	6.79
031 - 036	216	18,822,064.45	6.08
037 - 042	158	13,419,398.84	4.34
043 - 048	113	8,740,564.79	2.82
049 - 054	78	6,058,438.86	1.96
055 - 060	72	7,370,793.16	2.38
061+	289	24,232,345.91	7.83
Total:	2,974	$309,537,496.45	100.00%

Amortized Loan-to-Value Ratios of Mortgage Loans

Amortized LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	42	$2,847,538.75	0.92%
25.01 - 30.00	52	3,304,190.79	1.07
30.01 - 35.00	71	5,034,483.24	1.63
35.01 - 40.00	108	7,283,862.26	2.35
40.01 - 45.00	112	10,988,775.91	3.55
45.01 - 50.00	145	16,209,950.63	5.24
50.01 - 55.00	189	17,620,232.25	5.69
55.01 - 60.00	187	18,945,890.79	6.12
60.01 - 65.00	224	21,089,913.57	6.81
65.01 - 70.00	331	33,710,123.75	10.89
70.01 - 75.00	421	47,806,513.61	15.44
75.01 - 80.00	639	75,267,469.40	24.32
80.01 - 85.00	92	7,940,860.85	2.57
85.01 - 90.00	185	20,691,674.71	6.68
90.01 - 95.00	172	20,036,490.75	6.47
95.01 - 100.00	4	759,525.19	0.25
Total:	2,974	$309,537,496.45	100.00%

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investment	233	$21,828,080.64	7.05%
Primary	2,510	254,952,539.93	82.37
Second Home	231	32,756,875.88	10.58
Total:	2,974	$309,537,496.45	100.00%

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Family	8	$700,894.90	0.23%
Single Family	2,735	277,688,818.76	89.71
Condominium	231	31,147,782.79	10.06
Total:	2,974	$309,537,496.45	100.00%

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	1,300	$143,274,046.74	46.29%
Refi - No Cash Out	871	87,679,619.47	28.33
Refinance / Cashout	796	77,494,704.37	25.04
Not Available	7	1,089,125.87	0.35
Total:	2,974	$309,537,496.45	100.00%

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alt Doc	5	$1,044,873.95	0.34%
Full Doc	227	22,903,677.87	7.40
Limited Doc	504	82,188,682.12	26.55
Stated	2,238	203,400,262.51	65.71
Total:	2,974	$309,537,496.45	100.00%

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	346	$35,998,010.31	11.63%
Arkansas	128	9,848,297.78	3.18
California	4	407,244.90	0.13
Colorado	4	1,983,880.31	0.64
District of Columbia	1	203,586.66	0.07
Florida	708	89,665,956.64	28.97
Georgia	98	10,473,831.47	3.38
Idaho	1	69,172.46	0.02
Illinois	208	19,411,883.80	6.27
Indiana	107	13,160,792.64	4.25
Iowa	23	2,542,163.40	0.82
Kentucky	87	7,655,587.22	2.47
Louisiana	28	2,586,344.75	0.84
Maryland	1	91,982.84	0.03
Michigan	2	308,813.86	0.10
Mississippi	306	22,949,833.01	7.41
Missouri	140	17,037,303.66	5.50
Montana	1	80,891.53	0.03
Nebraska	1	148,643.49	0.05
North Carolina	40	4,120,950.85	1.33
Oklahoma	2	133,492.34	0.04
Rhode Island	2	1,416,710.50	0.46
South Carolina	11	957,796.73	0.31
Tennessee	565	51,823,408.11	16.74
Texas	141	14,468,790.75	4.67
Utah	5	474,171.06	0.15
Virginia	14	1,517,955.38	0.49
Total:	2,974	$309,537,496.45	100.00%

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	43	$5,571,114.54	1.80%
526 - 550	5	352,912.35	0.11
551 - 575	61	5,099,846.30	1.65
576 - 600	80	6,816,465.75	2.20
601 - 625	130	11,162,717.59	3.61
626 - 650	197	17,564,517.25	5.67
651 - 675	320	31,724,030.75	10.25
676 - 700	434	43,216,628.00	13.96
701 - 725	534	59,778,958.77	19.31
726 - 750	450	52,103,753.57	16.83
751 - 775	391	44,454,957.81	14.36
776 - 800	270	26,567,346.69	8.58
801 - 825	59	5,124,247.08	1.66
Total:	2,974	$309,537,496.45	100.00%

Mortgage Loan Statistics of Group I Mortgage Loans

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of July 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	1,682	
Aggregate Current Principal Balance:	$146,754,369.87	
Current Principal Balance:	$87,249.92	$39,422.77- $1,188,779.17
Original Principal Balance:	$99,885.34	$40,000 - $1,650,0000,
Gross Coupon:	7.47%	4.63% - 13.50%
Remaining Term (months):	145	22 - 309
Seasoning (months):	25	1 - 175
Amortized LTV*:	61.88%	6.86% - 93.82%
Borrower FICO:	707	550 - 814
1st Lien:	100%	

* The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan.

Group I Collateral

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	223	$10,398,829.00	6.19%
50,000.01 - 75,000.00	667	40,961,753.00	24.38
75,000.01 - 100,000.00	331	29,086,081.00	17.31
100,000.01 - 125,000.00	163	18,166,754.00	10.81
125,000.01 - 175,000.00	160	23,437,129.00	13.95
175,000.01 - 200,000.00	31	5,805,980.00	3.46
200,000.01 - 225,000.00	18	3,756,050.00	2.24
225,000.01 - 250,000.00	20	4,792,285.00	2.85
250,000.01 - 275,000.00	8	2,115,000.00	1.26
275,000.01 - 299,999.99	3	856,000.00	0.51
300,000.00 - 322,700.00	15	4,596,400.00	2.74
322,700.01 - 350,000.00	7	2,405,186.00	1.43
350,000.01 - 500,000.00	17	7,020,515.00	4.18
500,000.01 -1,000,000.00	17	11,709,186.00	6.97
>1,000,000.00	2	2,900,000.00	1.73
Total:	1,682	$168,007,148.00	100.00%

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	465	$20,800,992.28	14.17%
50,000.01 - 75,000.00	585	35,253,780.98	24.02
75,000.01 - 100,000.00	283	24,397,772.88	16.62
100,000.01 - 125,000.00	126	14,049,408.38	9.57
125,000.01 - 175,000.00	116	16,821,072.04	11.46
175,000.01 - 200,000.00	19	3,547,949.62	2.42
200,000.01 - 225,000.00	15	3,138,198.52	2.14
225,000.01 - 250,000.00	14	3,292,870.73	2.24
250,000.01 - 275,000.00	7	1,846,205.54	1.26
275,000.01 - 299,999.99	14	4,064,481.56	2.77
300,000.00 - 322,700.00	3	912,000.73	0.62
322,700.01 - 350,000.00	8	2,692,376.58	1.83
350,000.01 - 500,000.00	11	4,589,166.60	3.13
500,000.01 -1,000,000.00	15	10,159,314.26	6.92
>1,000,000.00	1	1,188,779.17	0.81
Total:	1,682	$146,754,369.87	100.00%

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.500 - 4.999	5	$1,935,747.24	1.32%
5.000 - 5.499	32	5,497,736.32	3.75
5.500 - 5.999	78	15,235,104.29	10.38
6.000 - 6.499	73	8,430,997.60	5.74
6.500 - 6.999	178	16,645,640.36	11.34
7.000 - 7.499	213	18,260,908.72	12.44
7.500 - 7.999	325	24,393,217.98	16.62
8.000 - 8.499	347	25,032,069.52	17.06
8.500 - 8.999	234	17,552,858.70	11.96
9.000 - 9.499	108	7,586,917.57	5.17
9.500 - 9.999	41	2,691,400.48	1.83
10.000 - 10.499	24	1,679,396.16	1.14
10.500 - 10.999	8	666,653.90	0.45
11.000 - 11.499	8	628,411.23	0.43
11.500 - 11.999	5	357,147.80	0.24
12.000 - 12.499	1	52,410.11	0.04
12.500 - 12.999	1	62,550.22	0.04
13.500 - 13.999	1	45,201.67	0.03
Total:	1,682	$146,754,369.87	100.00%

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 060	79	$6,680,825.22	4.55%
061 - 120	416	31,990,135.67	21.80
121 - 180	1,186	108,020,799.72	73.61
181 - 240	1	62,609.26	0.04
Total:	1,682	$146,754,369.87	100.00%

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	253	$33,761,937.83	23.01%
007 - 012	247	21,739,644.84	14.81
013 - 018	256	22,528,228.11	15.35
019 - 024	178	12,780,881.20	8.71
025 - 030	150	11,712,231.05	7.98
031 - 036	131	8,914,648.89	6.07
037 - 042	116	8,720,739.00	5.94
043 - 048	90	6,134,500.68	4.18
049 - 054	60	3,762,284.80	2.56
055 - 060	41	3,433,691.21	2.34
061+	160	13,265,582.26	9.04
Total:	1,682	$146,754,369.87	100.00%

Amortized Loan-to-Value Ratios of Mortgage Loans

Amortized LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	29	$1,713,061.41	1.17%
25.01 - 30.00	37	2,323,406.70	1.58
30.01 - 35.00	58	3,863,803.80	2.63
35.01 - 40.00	89	6,039,278.34	4.12
40.01 - 45.00	89	9,033,692.37	6.16
45.01 - 50.00	107	10,579,023.20	7.21
50.01 - 55.00	137	12,135,082.19	8.27
55.01 - 60.00	144	12,577,866.12	8.57
60.01 - 65.00	177	16,062,389.78	10.95
65.01 - 70.00	226	18,934,450.89	12.90
70.01 - 75.00	254	23,667,421.98	16.13
75.01 - 80.00	232	21,084,816.80	14.37
80.01 - 85.00	47	3,656,156.05	2.49
85.01 - 90.00	46	4,281,409.78	2.92
90.01 - 95.00	10	802,510.46	0.55
Total:	1,682	$146,754,369.87	100.00%

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investment	190	$15,184,978.07	10.35%
Primary	1,381	119,594,297.42	81.49
Second Home	111	11,975,094.38	8.16
Total:	1,682	$146,754,369.87	100.00%

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Family	8	$700,894.90	0.48%
Single Family	1,556	133,706,939.77	91.11
Condominium	118	12,346,535.20	8.41
Total:	1,682	$146,754,369.87	100.00%

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	526	$45,052,235.75	30.70%
Refi - No Cash Out	626	57,117,581.33	38.92
Refinance / Cashout	529	44,494,995.46	30.32
Not Available	1	89,557.33	0.06
Total:	1,682	$146,754,369.87	100.00%

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Doc	132	$11,458,078.30	7.81%
Limited Doc	177	27,236,355.16	18.56
Stated	1,373	108,059,936.41	73.63
Total:	1,682	$146,754,369.87	100.00%

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	178	$15,683,745.65	10.69%
Arkansas	93	6,454,634.98	4.40
California	2	108,445.73	0.07
Colorado	2	450,780.98	0.31
District of Columbia	1	203,586.66	0.14
Florida	280	30,626,790.00	20.87
Georgia	38	3,300,672.32	2.25
Illinois	139	12,404,455.71	8.45
Indiana	54	5,206,946.07	3.55
Iowa	12	1,099,656.82	0.75
Kentucky	72	6,487,050.40	4.42
Louisiana	14	1,142,147.75	0.78
Mississippi	235	16,674,539.74	11.36
Missouri	73	7,238,082.47	4.93
North Carolina	16	1,361,179.06	0.93
Rhode Island	1	224,352.06	0.15
South Carolina	5	394,285.49	0.27
Tennessee	381	30,497,541.55	20.78
Texas	80	6,730,303.44	4.59
Utah	2	136,606.82	0.09
Virginia	4	328,566.17	0.22
Total:	1,682	$146,754,369.87	100.00%

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	21	$1,685,385.12	1.15%
526 - 550	3	147,964.79	0.10
551 - 575	46	3,629,884.68	2.47
576 - 600	55	4,442,070.54	3.03
601 - 625	89	7,415,724.09	5.05
626 - 650	122	9,265,234.14	6.31
651 - 675	205	17,602,104.11	11.99
676 - 700	245	20,289,732.98	13.83
701 - 725	240	20,669,843.98	14.08
726 - 750	210	20,397,565.84	13.90
751 - 775	231	22,441,077.79	15.29
776 - 800	175	15,821,874.29	10.78
801 - 825	40	2,945,907.52	2.01
Total:	1,682	$146,754,369.87	100.00%

Mortgage Loan Statistics of Group II Mortgage Loans

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of July 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	1,292	
Aggregate Current Principal Balance:	$162,783,126.58	
Current Principal Balance:	$125,993.13	$39,063.95- $1,507,449.53
Original Principal Balance:	$133,010.61	$40,800 - $1,540,000
Gross Coupon:	7.57%	5.00% - 10.25%
Remaining Term (months):	273	29 - 359
Seasoning (months):	22	1 - 239
Amortized LTV*:	74.50%	11.89% - 99.73%
Borrower FICO:	713	550 - 820
1st Lien:	100%	

*The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan.

Group II Collateral

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	70	$3,270,922.00	1.90%
50,000.01 - 75,000.00	227	14,358,749.00	8.36
75,000.01 - 100,000.00	335	29,444,004.00	17.13
100,000.01 - 125,000.00	210	23,625,462.00	13.75
125,000.01 - 175,000.00	235	34,009,485.00	19.79
175,000.01 - 200,000.00	56	10,559,126.00	6.14
200,000.01 - 225,000.00	30	6,378,360.00	3.71
225,000.01 - 250,000.00	30	7,182,395.00	4.18
250,000.01 - 275,000.00	21	5,532,819.00	3.22
275,000.01 - 299,999.99	11	3,186,100.00	1.85
300,000.00 - 322,700.00	12	3,719,770.00	2.16
322,700.01 - 350,000.00	12	4,054,163.00	2.36
350,000.01 - 500,000.00	28	12,197,855.00	7.10
500,000.01 -1,000,000.00	9	6,813,000.00	3.96
>1,000,000.00	6	7,517,500.00	4.37
Total:	1,292	$171,849,710.00	100.00%

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	110	$4,996,023.20	3.07%
50,000.01 - 75,000.00	239	14,937,591.07	9.18
75,000.01 - 100,000.00	336	29,070,582.85	17.86
100,000.01 - 125,000.00	200	22,302,987.29	13.70
125,000.01 - 175,000.00	215	30,883,519.06	18.97
175,000.01 - 200,000.00	40	7,499,712.90	4.61
200,000.01 - 225,000.00	35	7,408,797.33	4.55
225,000.01 - 250,000.00	26	6,177,895.37	3.80
250,000.01 - 275,000.00	22	5,790,822.25	3.56
275,000.01 - 299,999.99	12	3,449,577.21	2.12
300,000.00 - 322,700.00	11	3,452,260.27	2.12
322,700.01 - 350,000.00	6	2,044,427.65	1.26
350,000.01 - 500,000.00	25	10,848,796.08	6.66
500,000.01 -1,000,000.00	9	6,644,623.73	4.08
>1,000,000.00	6	7,275,510.32	4.47
Total:	1,292	$162,783,126.58	100.00%

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.000 - 5.499	7	$1,395,485.39	0.86%
5.500 - 5.999	24	6,669,848.86	4.10
6.000 - 6.499	64	12,876,468.70	7.91
6.500 - 6.999	130	18,754,822.06	11.52
7.000 - 7.499	210	25,433,490.72	15.62
7.500 - 7.999	315	37,076,797.00	22.78
8.000 - 8.499	298	34,916,849.98	21.45
8.500 - 8.999	176	18,922,498.82	11.62
9.000 - 9.499	49	4,754,841.85	2.92
9.500 - 9.999	11	1,220,678.85	0.75
10.000 - 10.499	8	761,344.35	0.47
Total:	1,292	$162,783,126.58	100.00%

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 060	3	$211,058.05	0.13%
061 - 120	65	4,636,518.55	2.85
121 - 180	41	3,932,973.37	2.42
181 - 240	467	51,269,774.32	31.50
241 - 300	373	50,752,224.22	31.18
301 - 360	343	51,980,578.07	31.93
Total:	1,292	$162,783,126.58	100.00%

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	183	$28,339,346.98	17.41%
007 - 012	331	43,187,407.27	26.53
013 - 018	271	33,433,885.25	20.54
019 - 024	113	14,098,452.19	8.66
025 - 030	66	9,311,875.72	5.72
031 - 036	85	9,907,415.56	6.09
037 - 042	42	4,698,659.84	2.89
043 - 048	23	2,606,064.11	1.60
049 - 054	18	2,296,154.06	1.41
055 - 060	31	3,937,101.95	2.42
061+	129	10,966,763.65	6.74
Total:	1,292	$162,783,126.58	100.00%

Amortized Loan-to-Value Ratios of Mortgage Loans

Amortized LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	13	$1,134,477.34	0.70%
25.01 - 30.00	15	980,784.09	0.60
30.01 - 35.00	13	1,170,679.44	0.72
35.01 - 40.00	19	1,244,583.92	0.76
40.01 - 45.00	23	1,955,083.54	1.20
45.01 - 50.00	38	5,630,927.43	3.46
50.01 - 55.00	52	5,485,150.06	3.37
55.01 - 60.00	43	6,368,024.67	3.91
60.01 - 65.00	47	5,027,523.79	3.09
65.01 - 70.00	105	14,775,672.86	9.08
70.01 - 75.00	167	24,139,091.63	14.83
75.01 - 80.00	407	54,182,652.60	33.29
80.01 - 85.00	45	4,284,704.80	2.63
85.01 - 90.00	139	16,410,264.93	10.08
90.01 - 95.00	162	19,233,980.29	11.82
95.01 - 100.00	4	759,525.19	0.47
Total:	1,292	$162,783,126.58	100.00%

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investment	43	$6,643,102.57	4.08%
Primary	1,129	135,358,242.51	83.15
Second Home	120	20,781,781.50	12.77
Total:	1,292	$162,783,126.58	100.00%

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	1,179	$143,981,878.99	88.45%
Condominium	113	18,801,247.59	11.55
Total:	1,292	$162,783,126.58	100.00%

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	774	$98,221,810.99	60.34%
Refi - No Cash Out	245	30,562,038.14	18.77
Refinance / Cashout	267	32,999,708.91	20.27
Not Available	6	999,568.54	0.61
Total:	1,292	$162,783,126.58	100.00%

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alt Doc	5	$1,044,873.95	0.64%
Full Doc	95	11,445,599.57	7.03
Limited Doc	327	54,952,326.96	33.76
Stated	865	95,340,326.10	58.57
Total:	1,292	$162,783,126.58	100.00%

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	168	$20,314,264.66	12.48%
Arkansas	35	3,393,662.80	2.08
California	2	298,799.17	0.18
Colorado	2	1,533,099.33	0.94
Florida	428	59,039,166.64	36.27
Georgia	60	7,173,159.15	4.41
Idaho	1	69,172.46	0.04
Illinois	69	7,007,428.09	4.30
Indiana	53	7,953,846.57	4.89
Iowa	11	1,442,506.58	0.89
Kentucky	15	1,168,536.82	0.72
Louisiana	14	1,444,197.00	0.89
Maryland	1	91,982.84	0.06
Michigan	2	308,813.86	0.19
Mississippi	71	6,275,293.27	3.86
Missouri	67	9,799,221.19	6.02
Montana	1	80,891.53	0.05
Nebraska	1	148,643.49	0.09
North Carolina	24	2,759,771.79	1.70
Oklahoma	2	133,492.34	0.08
Rhode Island	1	1,192,358.44	0.73
South Carolina	6	563,511.24	0.35
Tennessee	184	21,325,866.56	13.10
Texas	61	7,738,487.31	4.75
Utah	3	337,564.24	0.21
Virginia	10	1,189,389.21	0.73
Total:	1,292	$162,783,126.58	100.00%

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	22	$3,885,729.42	2.39%
526 - 550	2	204,947.56	0.13
551 - 575	15	1,469,961.62	0.90
576 - 600	25	2,374,395.21	1.46
601 - 625	41	3,746,993.50	2.30
626 - 650	75	8,299,283.11	5.10
651 - 675	115	14,121,926.64	8.68
676 - 700	189	22,926,895.02	14.08
701 - 725	294	39,109,114.79	24.03
726 - 750	240	31,706,187.73	19.48
751 - 775	160	22,013,880.02	13.52
776 - 800	95	10,745,472.40	6.60
801 - 825	19	2,178,339.56	1.34
Total:	1,292	$162,783,126.58	100.00%